UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report on Form 6-K

Attached hereto and incorporated by reference herein are the following documents:

1.

Ruling issued by the Israel Tax Authority on, and dated February 14, 2019, and with respect to the tax treatment applicable to the Stock Merger Consideration payable to Orbotech’s Israeli-resident shareholders(1)

2.

Ruling issued by the Israel Tax Authority on, and dated February 14, 2019, and with respect to the tax treatment applicable to the Stock Merger Consideration payable to Orbotech’s Israeli-resident interested parties(1)

3.	Press Release issued by the Registrant on, and dated February 14, 2019, and entitled “Orbotech Receives Israel Tax Authority 104H Rulings”

(1)	English translation from the official, original version in Hebrew.

104H Tax Rulings

On February 14, 2019, Orbotech Ltd. (the “Company” or “Orbotech”) announced that the Israel Tax Authority (the “ITA”) has issued tax rulings with respect to the tax treatment applicable to the Stock Merger Consideration payable to (i) Orbotech’s Israeli-resident shareholders (the “Public Shareholders Tax Ruling”), and (ii) Orbotech’s Israeli-resident interested parties (as such term is defined therein, generally, the Company’s board members, Chief Executive Officer and shareholders holding approximately 5% or more of the Company’s outstanding shares) (the “Interested Parties” and such ruling, the “Interested Parties Tax Ruling”). The Public Shareholders Tax Ruling and the Interested Parties Tax Ruling shall collectively be referred to herein as the “104H Tax Rulings”.

The 104H Tax Rulings were issued in connection with the pending merger transaction involving the Company, KLA-Tencor Corporation (“KLA-Tencor”) and Tiburon Merger Sub Technologies Ltd. (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), filed with the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on June 7, 2018.

As previously announced, the ITA previously issued two additional tax rulings in connection with the Merger with respect to: (i) withholding of Israeli tax applicable to the Merger Consideration payable to the Company’s shareholders and foreign-resident employees, filed with the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on January 31, 2019 (the “Withholding Tax Ruling”); and (ii) the tax treatment applicable to holders of Orbotech options, RSUs and shares issued to certain directors and employees of Orbotech under Section 102 of the Ordinance and to certain directors of Orbotech and others under Section 3(i) of the Ordinance, filed with the Securities and Exchange Commission as Exhibit 99.1 of the Company’s Form 6-K on October 10, 2018 (the “102 Tax Ruling”).

The following is a summary discussion of the material Israeli income tax considerations in connection with the Merger, applicable to Orbotech’s Israeli-resident shareholders. The following summary is included for general information purposes only, is based upon current Israeli tax law and the 104H Tax Rulings and should not be construed as or considered to be tax advice to any particular holder of Orbotech shares. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be and does not constitute a complete review of all material terms of the 104H Tax Rulings, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of Orbotech shares (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE TRANSLATIONS OF THE 104H TAX RULINGS ATTACHED HERETO AND CONSULT YOUR TAX

ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU. In the event of any discrepancy between the translations of the 104H Tax Rulings and the official, original Hebrew versions of the 104H Tax Rulings, the official, original Hebrew versions of the 104H Tax Rulings shall govern. In addition, the 104H Tax Rulings should be read in conjunction with the Withholding Tax Ruling and 102 Tax Ruling in order to fully understand the tax consequences applicable to the Merger Consideration payable to you.

Stock Merger Consideration payable to Israeli-Resident Public Shareholders (other than Interested Parties).

With respect to the Stock Merger Consideration payable to Israeli-resident shareholders other than Interested Parties (collectively, the “Public Shareholders”), the provisions of Section 104H of the Ordinance shall apply such that the sale of Orbotech shares in exchange for shares of KLA-Tencor common stock shall not be deemed, on the Effective Date, as a sale under the Ordinance, and the ‘sale event’ shall be deferred until such time as such shares of KLA-Tencor common stock are actually sold by the shareholder. With respect to Public Shareholders whose shares are registered directly with American Stock Transfer & Trust Company LLC, such deferral of the tax event is subject to the deposit of the shares of KLA-Tencor common stock with a trustee (to be designated by KLA-Tencor for such purpose) until the date such shares of KLA-Tencor common stock are actually sold by such Shareholder.

The 104H Tax Rulings provide that any shareholder of the Company may request to treat the sale of its Orbotech shares in exchange for shares of KLA-Tencor common stock as a tax event. If a shareholder makes such a request, the provisions of the 104H Tax Rulings shall not apply with respect thereto and the taxation of such shareholder shall be in accordance with the law and the Withholding Tax Ruling.

The 104H Tax Rulings also provide that the shares of KLA-Tencor common stock issued to holders of Company 102 Shares, Company 102 Compensatory Awards and other Company Shares or other Company Compensatory Awards otherwise held by the 102 Trustee (including on behalf of the Interested Parties) shall be deposited either with the 102 Trustee or the KLA-Tencor 102 trustee who shall be responsible for tax withholding with respect thereto.

Stock Merger Consideration payable to Israeli Interested Parties.

With respect to the Stock Merger Consideration payable to Israeli-resident Interested Parties (other than with respect to Company 102 Shares, Company 102 Compensatory Awards and other Company Shares or other Company Compensatory Awards held by the 102 Trustee, as aforesaid), the provisions of Section 104H of the Ordinance shall apply such that the sale of Orbotech shares in exchange for shares of KLA-Tencor common stock shall not be deemed, on the Effective Date, as a sale under the Ordinance, and the ‘sale event’ shall be deferred until the earlier of the date on which such shares of KLA-Tencor common stock are actually sold by such Interested Party or the end of the ‘Deferral Period’. The Deferral Period shall end, with respect to half of the newly issued shares of KLA-Tencor common stock, upon the lapse of 24 months following the exchange of the Orbotech shares for such shares of KLA-Tencor common stock and, with respect to the other half of such newly issued shares of KLA-Tencor common stock, upon the lapse of 48 months following the exchange of the Orbotech shares for such shares of KLA-Tencor common stock. Such deferral of the tax event is subject to the deposit of the shares of KLA-Tencor common stock with a trustee (to be designated by KLA-Tencor for such purpose). Each Israeli-resident Interested Party who wishes to become eligible for the tax deferral afforded under the 104H Tax Rulings should notify the ITA of its election within 30 days of the issuance of the 104H Tax Rulings.

* * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

This report on Form 6-K is also incorporated by reference into the Registration Statement on Form S-4 (Registration No. 333-224982) and the Registration Statement on Form S-4 MEF (Registration No. 333-229462) of KLA-Tencor Corporation previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission (the “SEC”), including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018 and subsequent SEC filings. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. On January 31, 2019, KLA-Tencor filed with the SEC a post-effective amendment to the Registration Statement to register additional shares of KLA-Tencor’s common stock to be issued in the proposed transaction. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit #	Description

99.1	Ruling issued by the Israel Tax Authority on, and dated February 14, 2019, and with respect to the tax treatment applicable to the Stock Merger Consideration payable to Orbotech’s Israeli-resident shareholders(1)

99.2	Ruling issued by the Israel Tax Authority on, and dated February 14, 2019, and with respect to the tax treatment applicable to the Stock Merger Consideration payable to Orbotech’s Israeli-resident interested parties(1)

99.3	Press Release issued by the Registrant on, and dated February 14, 2019, and entitled “Orbotech Receives Israel Tax Authority 104H Tax Rulings”

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and
Chief Financial Officer

Date: February 14, 2019